Exhibit 99.31

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

NI 45-102 Resale of Securities

Reporting issuer

1.	Name of reporting issuer: Village Farms International, Inc.

Selling security holder

2.	Your name: Michael A. DeGiglio

3.	The offices or positions you hold in the reporting issuer: CEO and Director

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.	Number and class of securities of the reporting issuer you beneficially own: 9,671,649 Common Shares, 400,000 Options and 410,000 Performance Share Units

Distribution

6.	Number and class of securities you propose to sell: Up to 250,000 Common Shares

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Toronto Stock Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)	the information given in this form is true and complete.

Date June 20, 2018	Michael A. DeGiglio Your name (Selling security holder)

”Michael A. DeGiglio” Your signature (or if a company, the signature of your authorized signatory)

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority or regulator in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. If the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities or regulators to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities or regulators listed below.

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC V7Y 1L2

Attention: Assistant Manager, Financial Reporting

Telephone: (604) 899-6805 or (800) 373-6393 (in B.C.)

Facsimile: (604) 899-6506

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, AB T2P 0R4

Attention: Information Officer

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission

Securities Division

601 - 1919 Saskatchewan Drive

Regina, SK S4P 4H2

Attention: Deputy Director, Legal/Registration

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

Ontario Securities Commission

20 Queen Street West

22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593-8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Public official contact regarding collection of personal information:

Inquiries Officer

Autorité des marchés financiers

Tour de la Bourse

800 square Victoria

C.P. 246, 22e étage

Montréal, Québec H4Z 1G3

Attention: Responsable de l’accès à l’information

Telephone : (514) 395-0337

Toll Free : 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

www.lautorite.qc.ca

New Brunswick Securities Commission

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll Free in New Brunswick 1-866-933-2222

Facsimile: (506) 658-3059

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Halifax, Nova Scotia B3J 1P3

Attention: Corporate Finance

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

2nd Floor, West Block

Confederation Building

Prince Philip Drive

St. John’s, NFLD A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of Yukon

Office of the Yukon Superintendent of Securities

Government of Yukon Department of Community Services

307 Black Street, 1st Floor

PO Box 2703 (C-6)

Whitehorse, Yukon Y1A 2C6

Telephone: (867) 667-5466

Facsimile: (867) 393-6251

http://www.community.gov.yk.ca/corp/securities_about.html

Government of Northwest Territories

Department of Justice

Securities Registry

1st Floor, Stuart M. Hodgson Building

5009 – 49th Street

Yellowknife, Northwest Territories X1A 2L9

Telephone: (867) 920-3318

Facsimile: (867) 873-0243

Department of Justice, Nunavut Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, NT X0A 0H0

Attention: Director, Legal Registries Division

Telephone: (867) 975-6590

Facsimile: (867) 975-6194

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